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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17359

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder


08028127

REPORT FOR THE PERIOD BEGINNING ___/___ 01/01/07 ___ AND ENDING ___ 12/31/07 ___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

RECD S.E.C.

FEB 2 6 2008

808

NAME OF BROKER-DEALER:

Stonegate Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5950 Sherry Lane, Suite 410
                                                (No. and Street)

Dallas   Texas   75225
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Curcio   (214) 987-4121
                                               (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.   Dallas   TX   75244
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06/02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Scott R. Griffith , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stonegate Securities, Inc. , as of December 31 , 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STONEGATE SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2007

STONEGATE SECURITIES, INC.

CONTENTS



INDEPENDENT AUDITOR'S REPORT

Board of Directors
Stonegate Securities, Inc.

We have audited the accompanying statement of financial condition of Stonegate Securities, Inc., as of December 31, 2007, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stonegate Securities Inc., as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

Dallas, Texas
February 27, 2008

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL AND
THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

STONEGATE SECURITIES, INC.
Statement of Financial Condition
December 31, 2007

ASSETS

Cash and cash equivalents	$ 462,267
Receivable from brokers and dealers	11,070
Receivable from others	13,895
	$ 487,232

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued liabilities	$ 16,891
Due to Parent	49,768
State income taxes payable	13,177
	79,836

Stockholders' equity

Common stock	1,000
Additional paid-in capital	363,500
Retained earnings	42,896
Total stockholders' equity	407,396
	$ 487,232

The accompanying notes are an integral part of these financial statements.

STONEGATE SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2007

Revenues

Investment banking		$ 1,817,759
Securities commissions		26,109
Interest income		3,510
Other income		35,000
		1,882,378

Expenses

Compensation		534,334
Commissions and clearance paid to all other brokers		4,389
Communications		52,510
Occupancy and equipment costs		144,845
Promotional		40,424
Regulatory fees and expenses		11,549
Other expenses		937,920
		1,725,971

Net income before income taxes		156,407
Provision for federal income taxes	$ 54,829	
Provision for state income taxes	13,177	(68,006)
Net Income		$ 88,401

The accompanying notes are an integral part of these financial statements.

STONEGATE SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2007

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2006	1,000	$ 1,000	$ 308,500	$ (45,505)	$ 263,995
Capital contributions			55,000		55,000
Net income				88,401	88,401
Balances at December 31, 2007	1,000	$ 1,000	$ 363,500	$ 42,896	$ 407,396

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended December 31, 2007

Subordinated liabilities at December 31, 2006	$	-0-
Increases		-0-
Decreases		-0-
Subordinated liabilities at December 31, 2007	$	-0-

The accompanying notes are an integral part of these financial statements.

STONEGATE SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flows from operating activities

Net income	$ 88,401
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Increase in receivable from others	(13,283)
Increase in receivable from brokers and dealers	(1,070)
Decrease in employee receivable	1,000
Decrease in due from Parent	101,128
Decrease in other assets	253
Increase in accounts payable and accrued liabilities	671
Increase in due to Parent	49,768
Increase in state income taxes payable	13,177
Net cash provided (used) by operating activities	240,045

Cash flows from investing activities

Net cash provided (used) by investing activities	-0-

Cash flows from financing activities

Capital contributions	55,000
Net cash provided (used) by financing activities	55,000

Net increase in cash and cash equivalents	295,045
Cash and cash equivalents at beginning of year	167,222
Cash and cash equivalents at end of year	$ 462,267

Supplemental Disclosures of Cash Flow Information

Cash paid during the year for

Income taxes	$ -0-
Interest	$ -0-

The accompanying notes are an integral part of these financial statements.

STONEGATE SECURITIES, INC.
Notes to the Financial Statements
December 31, 2007

Note 1 -   Accounting Policies

Stonegate Securities, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a wholly-owned subsidiary of Griffith Shelmire Partners, Inc. (the "Parent"). Most of the Company's revenues are derived from investment banking services to public companies.

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission income and related expense is adjusted to a trade date basis.

Marketable securities owned and securities sold but not yet purchased are recorded at quoted market value. Securities and investments which are not readily marketable are carried at fair value as determined by management of the Company. Unrealized gains and losses are credited or charged to operations.

Substantially all of the Company's business is conducted with customers located in the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

Note 2 -   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007, the Company had net capital of

STONEGATE SECURITIES, INC.
Notes to the Financial Statements
December 31, 2007

Note 2 -   Net Capital Requirements, continued

approximately $391,891 and net capital requirements of $5,325. The Company's ratio of aggregate indebtedness to net capital was .2 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 -   Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 -   Capital Stock

There are 200,000 shares of cumulative preferred stock, $10.00 par value, authorized and unissued and 800,000 shares of common stock, $1.00 par value, authorized with 1,000 issued and outstanding.

Note 5 -   Profit Sharing Plan

The Company terminated their profit sharing plan with 401(k) provisions during the year ended December 31, 2007. The Company made no contribution to the plan during the year.

Note 6 -   Concentration Risk

The Company during the year had concentration of credit risk arising from cash deposits with banks in excess of Federally insured limits.

Note 7 -   Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2007, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 8 -   Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting Federal provision or benefit for income taxes is recorded as receivable from or payable to Parent at a rate of 35 percent.

Note 9 -   Lease Commitments

The Company has entered into a long-term lease commitment for office space. The aggregate future minimum rentals under this operating lease agreement are as follows:

Year Ending December 31,	
2008	$ 159,504
2009	162,523
2010	27,171
	$ 349,198

Rental expense charged to operations for the year ended December 31, 2007 was $138,209 less $50,400 sub-lease income, and is reflected in occupancy and equipment costs.

Note 10 -   Related Party Transactions

The Company is provided equipment and general and administrative services by Parent. The total expense related to these costs and services for the year was $850,000 and is included in other expenses.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2007

Schedule I

STONEGATE SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2007

Computation of Net Capital

Total ownership equity qualified for net capital		$ 407,396
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		407,396
Deductions and/or charges		
Receivable from others	$ 13,895	
Receivable from broker-dealer	867	(14,762)
Net capital before haircuts on securities positions		392,634
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Trading and investing securities:		
Other securities		(743)
Net capital		$ 391,891

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition		
Accounts payable and accrued liabilities		$ 16,891
Due to Parent		49,768
State income taxes payable		13,177
Total aggregate indebtedness		$ 79,836

STONEGATE SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 5,325
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,325
Net capital in excess of required minimum	$ 386,566
Excess net capital at 1000%	$ 383,907
Ratio: Aggregate indebtedness to net capital	.2 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following constitutes the differences in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital per the Company's unaudited FOCUS IIA	$ 415,649
Adjustment for provision of state and federal income taxes	(23,756)
Rounding	(2)
Net capital per audit report	$ 391,891

STONEGATE SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2007

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: First Southwest Securities, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

as of

December 31, 2007



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Stonegate Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of Stonegate Securities, Inc. (the "Company"), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL AND
THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies and communicated them in writing to management and those charged with governance on February 27, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
February 27, 2008

